DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com

Jack I. Kantrowitz
jack.kantrowitz@dlapiper.com
T 212.335.4845
F 212.884.8645

April 2, 2013	OUR FILE NO. 380239-0000001

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC  20549
Attention:  Mark P. Shuman

Re:                        UBIC, Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed February 22, 2013
File No. 333-184691

Dear Mr. Shuman:

This letter is submitted on behalf of UBIC, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 filed on November 1, 2012, as amended on February 22, 2013 (the “Registration Statement”), as set forth in your letter dated March 21, 2013 addressed to Masahiro Morimoto, President and Representative Officer of the Company (the “Comment Letter”).  The Company is concurrently making its public filing of its Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the response refer to Amendment No. 2.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.

How We Generate Revenue, page 39

1.                                    Please revise to include information regarding the percentage of revenues generated from eDiscovery support services versus your other investigative and forensic services for the nine months ended December 31, 2012, similar to the information provided for fiscal years 2012

United States Securities and Exchange Commission

April 2, 2013

and 2011. To the extent that the trend in investigative and forensic revenues as a percentage of total revenues has not declined further during the nine months ended December 31, 2012 from that of fiscal 2011, please tell us how you determined the appropriateness of the last sentence in the penultimate paragraph on page 39.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 39 of Amendment No. 2 in order to disclose the information regarding the percentage of revenues generated from eDiscovery support services versus the Company’s other investigative and forensic services for the nine months ended December 31, 2012. The trend information has been deleted as eDiscovery support services represent the vast majority (93.5% - 95.6%) of our revenue for all periods presented and there is no significant trend.

2.                                    In addition, disclose the percentage of revenues generated from your significant customers during the nine months ended December 31, 2012 similar to the information you currently provide for fiscal years 2012 and 2011.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 40 of Amendment No. 2 in order to disclose the percentage of revenues generated from the Company’s significant customers during the nine months ended December 31, 2012.

Results of Operations, page 42

3.                                    Revise to quantify separately the impact of the reduction in revenue from the manual review services of your eDiscovery business and the increase in revenue from continued growth in your eDiscovery services for the nine months ended December 31, 2012 as compared to the nine months ended December 31, 2011. In addition, please consider moving the table on page 50 with the breakdown of revenue by service category to your discussion of total revenue for the nine months ended December 31, 2012 and 2011 to add additional context to your results of operations discussion.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 44 of Amendment No. 2 in order to quantify separately the impact of the reduction in revenue from the manual review services of its eDiscovery business and the increase in revenue from continued growth in its eDiscovery services for the nine months ended December 31, 2012 as compared to the nine months ended December 31, 2011, and has also included a portion of the table from Page 50 of the Registration Statement with the breakdown of revenue by service category.

United States Securities and Exchange Commission

April 2, 2013

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 335-4845.

Very truly yours,

DLA Piper LLP (US)

/s/ Jack I. Kantrowitz

Jack I. Kantrowitz
Partner

Enclosures

cc:          Masahiro Morimoto, UBIC, Inc.

Naritomo Ikeue, UBIC, Inc.

Michael Turner, DLA Piper LLP (US)

David Turner, DLA Piper LLP (US)